Neovasc Comments on EuroIntervention Article

VANCOUVER and MINNEAPOLIS -- via NewMediaWire -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) today announced that the journal EuroIntervention has published an article entitled, "Coronary Sinus Reducer Implantation Results in Improved Oxygen Kinetics at Cardiopulmonary Exercise Test in Patients with Refractory Angina."

The article, authored by Carlo Zivelonghi, M.D., Antwerp Cardiovascular Center, Antwerp, Belgium, describes objective improvements in effort tolerance and oxygen kinetics as assessed by cardiopulmonary exercise testing (CPET) in patients suffering from refractory angina treated with Neovasc Reducer™ ("Reducer") implantation.

In this multicenter prospective study, 37 patients with chronic refractory angina undergoing Reducer implantation were evaluated with CPET at baseline (before treatment) and at six-month follow-up after implantation of the device. The main endpoints of the analysis were improvements in VO2 max and in VO2 at anaerobic threshold (AT), measures which reflect cardiorespiratory fitness and endurance capacity in exercise performance.

The results showed that Reducer treatment significantly improved cardiopulmonary parameters, reflected by improvement in VO2 max (+0.97 ml/kg/min [+11.3%], 12.2±3.6 ml/kg/min vs 13.2±3.7, p=0.026), and workload (+12.9 [+34%]; 68±28 W vs 81±49W, p=0.05). Angina severity reflected by the Canadian Cardiovascular Society (CCS) grading improved from a mean of 3.2±0.5 to 1.6±0.8, (p<0.01). Improvements in all Seattle Angina Questionnaire variables were also shown.

"For the first time, we were able to demonstrate objective improvement in exercise capacity and oxygen kinetics during exercise," said Dr. Maayan Konigstein, M.D., Tel Aviv Medical Center and Sackler School of Medicine, Tel Aviv University, Israel. "VO2 max is an indicator of cardiorespiratory fitness, and the improved cardiopulmonary exercise capacity following treatment with Reducer is suggestive of improvement in myocardial ischemia and in exercise tolerance in these patients."

Fred Colen, President & Chief Executive Officer of Neovasc, added, "We congratulate the authors for their innovative work. We believe demonstrating objective evidence of improvement in oxygenated blood flow to the heart muscle and related objective outcomes, such as exercise ability and associated improved key cardiopulmonary parameters, provides further support for the improvement in overall clinical outcomes, as already indicated for patients receiving the Reducer. It is remarkable to see statistically significant improvements in these important cardiopulmonary parameters in such a small patient population."

Improvement in angina symptoms was observed in 32 patients (86.5%), with a mean improvement in CCS grade at follow up of 1.6±0.8. Only very limited differences in anti-anginal medications were recorded, with a mean of 1.9±1.1 drugs per patient at baseline vs 1.8±1.1 at follow-up (p=0.77). Prof. Stefan Verheye, M.D., PhD, Antwerp Cardiovascular Center Middelheim, Antwerp, Belgium, said, "It is reassuring to see the consistent improvements in chest pain in patients treated with the Reducer. The outcomes reported in this study build upon the literature supporting Reducer as an attractive option for patients suffering from refractory angina that are not candidates for traditional revascularization procedures."

About Reducer

The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow within the myocardium of the heart and increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. Placement of the Reducer is performed using a minimally invasive transvenous procedure that is similar to implanting a coronary stent and is completed in approximately 20 minutes.

While the Reducer is not approved for commercial use in the United States, the FDA granted Breakthrough Device designation to the Reducer in October 2018. This designation is granted by the FDA in order to expedite the development and review of a device that demonstrates compelling potential to provide a more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases. In addition, there must be no FDA approved treatments presently available, or the technology must offer significant advantages over existing approved alternatives.

Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara™ for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.866.4012

Sean.Leous@westwicke.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the long-term sustained safety, efficacy and clinical benefits of the Reducer therapy, the Reducer therapy's impact on patients' quality of life and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, market and other conditions as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 40-F and in the Management's Discussion and Analysis for the year ended December 31, 2020 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.